referrals or Aunt Jane, the divorce lawyer, reviewing their business documents. For me as a lawyer, the days of trolling local networking groups and relying on referrals are replaced with directly selecting the matters on which I want to work. My legal practice has scaled dramatically in a short period of time and now I have virtually unlimited access to the work that I want to do from exciting entrepreneurs. Many have become regular clients and I couldn't be happier. Both as the owner of the Westchester Angels and as a business lawyer, I am confident that both the UpCounsel platform and my investment will continue to grow and scale and UpCounsel is poised to be a huge leader in the LegalTech marketplace. I'm all-in!

Invested $25,000 this round